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                              May 1, 2023

       Jennifer L. Honeycutt
       President and Chief Executive Officer
       Veralto Corporation
       2200 Pennsylvania Avenue. N.W., Suite 800W
       Washington, D.C. 20037-1701

                                                        Re: Veralto Corporation
                                                            Draft Registration
Statement on Form 10
                                                            Submitted March 31,
2023
                                                            CIK No. 0001967680

       Dear Jennifer L. Honeycutt:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 submitted on March 31, 2023

       Exhibit 99.1 Information Statement
       Questions and Answers About the Separation and Distribution, page i

   1. We note from page iv that that IRS private letter ruling, the tax opinion, and approval of
                                                        Veralto's common stock
for listing on the NYSE are waivable conditions, and that if
                                                        Danaher elects to
proceed with the separation despite waiving one or more conditions,
                                                        Danaher will then
determine what disclosure and other actions are appropriate. Revise to specify what steps
Danaher will take if it waives any of these conditions of the separation.
 Jennifer L. Honeycutt
FirstName   LastNameJennifer L. Honeycutt
Veralto Corporation
Comapany
May  1, 2023NameVeralto Corporation
May 1,
Page 2 2023 Page 2
FirstName LastName
Information Statement Summary
Our Company, page 1

2. We refer to your statement in the last paragraph on page 1 that "[the Veralto Enterprise
         System] is a set of tools at the core of [y]our operating model centered on improving commercial execution, product innovation, operations, and talent acquisition and management." Please provide a more detailed description of the Veralto Enterprise
         System and the Danaher Business System here or elsewhere in the Information Statement.
         In addition, please clarify to whom you refer when you state that "Veralto's management" were "integral in the development of [DBS]."
3. We note your statement in the first full paragraph on page 3 and elsewhere in the
         Information Statement that you estimate that "80% of the top global consumer packaged
         goods (   CPG   ) and pharmaceutical brands use PQI   s solutions."
Please expand on this
         statement to explain what constitutes a top global brand in these industries.
4. We note your statement that you "define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure, which include Eastern Europe, the Middle East, Africa, Latin America
         and Asia Pacific (with the exception of Japan, Australia and New Zealand)." Please clarify if high-growth markets constitute a subset of the world's developing countries or if it includes all markets outside of developed countries in which you do business. Revise to indicate the geographic areas of the "other developed markets."
Our Business Strategy , page 8

5. We refer to your statement that you "intend to re-invest the substantial free cash flow
         [you] expect from [y]our operations toward organic growth initiatives and acquisitions..."
         We note from pages vii and 10 that the company has not yet determined its dividend policy, and will incur debt to finance the separation. Clarify here, in your "Growth
         Through Acquisitions," and in other pertinent sections of the registration statement, the potential impact any dividend or debt payments could have on the amount of free cash flows available for re-investment in such areas.
The Separation and Distribution
Reasons for the Separation, page 9

6.       Revise to clarify what consideration, if any, the Danaher Board gave to the
         potential indebtedness Veralto would undertake as a result of separation as a potentially negative factor in evaluating its decision. Revise the conclusion of this section to clarify for whom the Board determined the potential benefits of the separation outweighed the negative factors.
 Jennifer L. Honeycutt
FirstName   LastNameJennifer L. Honeycutt
Veralto Corporation
Comapany
May  1, 2023NameVeralto Corporation
May 1,
Page 3 2023 Page 3
FirstName LastName
Risks Associated with Our Business and the Separation or Distribution
Risks Related to the Separation and Veralto's Relationship with Danaher, page
11

7. We note the potential conflicts of interest of Veralto's executive officers and directors due to equity interests in Danaher and the potential to serve on the Danaher board. Identify the members of Veralto's board and management who will continue to hold positions at
         Danaher.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Performance and Outlook, page 55

8. Please revise your disclosures to discuss your historical GAAP sales with equal or greater prominence than core sales. Refer to Item 10(e)(1)(i) of Regulation S-K and Question
         102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations
         Updated December 13, 2022.
Comprehensive Income , page 66

9. Please identify the specific foreign currencies that materially impacted your reported foreign currency translation adjustments in each period and discuss the factors that lead to these material adjustments in each period presented.
Business
Our Company, page 71

10. We refer to the chart on page 75 illustrating the positioning of your primary brands across the water value chain. Please revise this graphic so that it is clear which brands are engaged in which of the activities listed. For example, the second and third rows labeled
         "Water/Wastewater Treatment" and "Industrial Water Treatment" extend across to the column labeled "Water Discharge; however, the logos for Trojan Technologies and ChemTreat do not appear in that column. Please make similar clarifications to the value chain graphic on page 77, which includes six stages in the value chain and only five products, one of which is not identified.
Intellectual Property, page 86

11. With respect to your material patents, please disclose the specific products, product groups and technologies to which such patents relate, whether they are owned or licensed, the type of patent protection you have, the expiration dates, the applicable jurisdictions and whether there are any contested proceedings or third-party claims. Regulatory Matters
Environmental Laws and Regulations, page 88

12.      We note the cross-reference to disclosure in Note 12 to the Combined
Financial
         Statements for this discussion. Please revise to provide a more comprehensive summary
 Jennifer L. Honeycutt
Veralto Corporation
May 1, 2023
Page 4
      of the material applicable environmental laws and regulations. Properties, page 90

13. Please file the material leases as exhibits to the registration statement, including the lease for the corporate headquarters. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.
       You may contact Christie Wong at (202) 551-3684 or Jeanne Baker at (202) 551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at (202) 551-4466 or Abby Adams at (202) 551-6902 with any other questions.



                                                              Sincerely,

FirstName LastNameJennifer L. Honeycutt                       Division of
Corporation Finance
                                                              Office of
Industrial Applications and
Comapany NameVeralto Corporation
                                                              Services
May 1, 2023 Page 4
cc:       Thomas Greenberg, Esq.
FirstName LastName